                                                                    EXHIBIT 99.2


                                 HOLLINGER INC.

                         ANNOUNCEMENTS BY HOLLINGER INC.


     Toronto, Canada, January 23, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that its Board of Directors has established a committee of independent directors (the "Independent Committee") comprised of Messrs. Richard Rohmer, OC, QC and Gordon Walker, QC, to consider the proposed take-over bid (the "Take-over Bid") expected to be made by Press Holdings International Limited ("PHIL") for all of the issued and outstanding shares of every class of Hollinger. As previously disclosed, Hollinger was informed by its Chairman, Lord Black, that he and Hollinger's controlling shareholder, The Ravelston Corporation Limited ("Ravelston"), had entered into an agreement with PHIL pursuant to which he and Ravelston have agreed to tender, or cause to be tendered, the shares of Hollinger which they own directly and indirectly into the Take-over Bid. The Independent Committee is in the process of engaging a financial advisor and retaining independent legal counsel to assist the Independent Committee in considering the Take-over Bid and making a recommendation to the Board of Directors in respect of same.

     In response to recent press reports of an Ontario Securities Commission inquiry into matters relating to Hollinger, the Board of Directors stated that it will continue to co-operate fully and welcomes this opportunity to address all matters quickly and directly with the Commission.

     Hollinger's principal asset is its approximately 72.6% voting and 30.3% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain, and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

For further information please call:

Peter G. White
Co-Chief Operating Officer
Hollinger Inc.

Tel: 416-363-8721

                                     - 30 -